

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2020

Joseph Moscato
Chief Executive Officer
NuGenerex Immuno-Oncology, Inc.
10102 USA Today Way
Miramar, FL 33025

      Re: NuGenerex Immuno-Oncology, Inc.
          Registration Statement on Form 10-12G
          Filed March 12, 2020
          File No. 000-56153

Dear Mr. Moscato:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Life Sciences

cc: Jeffrey Wofford, Esq.